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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. 4)*-

                                ADMINISTAFF, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   00 7094105
                                   ----------
                                 (CUSIP Number)

                             LOUISE M. PARENT, ESQ.
                            AMERICAN EXPRESS COMPANY
                             AMERICAN EXPRESS TOWER
                             WORLD FINANCIAL CENTER
                                200 VESEY STREET
                            NEW YORK, NEW YORK 10285
                                 (212) 640-5789


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 March 10, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed herewith:


         EXHIBIT           DESCRIPTION
         -------           -----------
           1       *       Letter Agreement between TRS and Administaff, dated as of
                           March 9, 1998.

           2               Marketing Agreement among the Issuer, TRS, Administaff
                           Companies, Inc. and Administaff of Texas, Inc. dated as of March 10, 1998. Certain portions of the Marketing
                           Agreement have been omitted based on a request for confidential treatment; omitted portions filed separately.

           3       *       Registration Rights Agreement between the Issuer and TRS,
                           dated as of March 10, 1998.

           4       *       Warrant Agreement between the Issuer and TRS, dated as of
                           March 10, 1998.

* Previously filed with the Securities and Exchange Commission.

- Amendment No. 3 was inadvertently numbered as Amendment No. 2.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AMERICAN EXPRESS TRAVEL RELATED SERVICES
                                    COMPANY, INC.


                                    By:  /s/   Stephen P. Norman
                                       -------------------------------------
                                       Name:   Stephen P. Norman
                                       Title:  Secretary









Date: July 31, 1998






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                                  EXHIBIT INDEX


      EXHIBIT     DESCRIPTION
      -------     -----------
         1    *   Letter Agreement between TRS and Administaff, dated as
                  of March 9, 1998.

         2        Marketing Agreement among the Issuer, TRS, Administaff
                  Companies, Inc. and Administaff of Texas, Inc. dated as of March 10, 1998. Certain portions of the Marketing
                  Agreement have been omitted based on a request for confidential treatment; omitted portions filed separately.

         3    *   Registration Rights Agreement between the Issuer and TRS,
                  dated as of March 10, 1998.

         4    *   Warrant Agreement between the Issuer and TRS, dated as of
                  March 10, 1998.

* Previously filed with the Securities and Exchange Commission.




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